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                                                                 EXHIBIT 1(C)(2)
Protective Life Corporation                                    [PROTECTIVE LOGO]
Post Office Box 2606
Birmingham, Alabama 35202
205-879-9230

     May 24, 1996

     FOR IMMEDIATE RELEASE

                         PUBLIC OFFERING OF COMMON STOCK

Protective Life Corporation (NYSE: PL) today announced the public offering of 2,000,000 newly issued shares of its Common Stock at $37.25 per share. Protective has also granted the underwriters an option to purchase up to 300,000 additional shares of Common Stock solely to cover over-allotments.

The offering is to be made through underwriters represented by Goldman, Sachs & Co., Dean Witter Reynolds Inc., Merrill Lynch & Co. and The Robinson-Humphrey Company, Inc.

Protective Life Corporation provides financial services through the production, distribution and administration of insurance and investment products throughout the United States and Hong Kong. It currently has annual revenues of approximately $1.0 billion and assets of approximately $7.6 billion.

A prospectus relating to the offering of the shares may be obtained from Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, (212)902-1171.

Contact:

          John D. Johns
          Executive Vice President and
            Chief Financial Officer
          (205)868-4400

          Jerry W. DeFoor
          Vice President and Controller and
            Chief Accounting Officer
          (205)868-3515